2:25 PM

06/23/20

Accrual Basis

Dr Strains Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Bank	343.37
Bank Of America	2,067.31
BOA Savings Account	100.00
Total Checking/Savings	2,510.68
Other Current Assets	
Inventory	25,475.00
Total Other Current Assets	25,475.00
Total Current Assets	27,985.68
Fixed Assets	
Farm Land	71,800.00
Furniture and Equipment	2,083.57
Total Fixed Assets	73,883.57
TOTAL ASSETS	**101,869.25**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Due to Henry Doyle	36,800.00
Sales Tax Payable	1,071.27
Total Other Current Liabilities	37,871.27
Total Current Liabilities	37,871.27
Total Liabilities	37,871.27
Equity	
Opening Balance Equity	9,094.05
Shareholder Distributions	-7,842.70
Net Income	62,746.63
Total Equity	63,997.98
TOTAL LIABILITIES & EQUITY	**101,869.25**